Mercedes-Benz Auto Lease Trust 2017-A
Investor Report

Collection Period Ended   30-Apr-2017

Amounts in USD

Dates

Collection Period No.	1	
Collection Period (from... to)	1-Mar-2017	30-Apr-2017
Determination Date	11-May-2017	
Record Date	12-May-2017	
Payment Date	15-May-2017	
Interest Period of the Class A-1, A-2b Notes (from... to)	26-Apr-2017 15-May-2017	Actual/360 Days 19
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... 5/15/201	26-Apr-2017 15-May-2017	30/360 Days 19

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	439,000,000.00	439,000,000.00	338,470,881.27	100,529,118.73	228.995715	0.771004
Class A-2A Notes	675,000,000.00	675,000,000.00	675,000,000.00	0.00	0.000000	1.000000
Class A-2B Notes	225,000,000.00	225,000,000.00	225,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	453,000,000.00	453,000,000.00	453,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	175,896,000.00	175,896,000.00	175,896,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,967,896,000.00**	**1,967,896,000.00**	**1,867,366,881.27**	**100,529,118.73**		
Overcollateralization	381,831,719.47	381,831,719.47	409,199,252.15			
Total Securitization Value	**2,349,727,719.47**	**2,349,727,719.47**	**2,276,566,133.42**			
present value of lease payments	858,232,311.95	858,232,311.95	781,939,555.58			
present value of Base Residual Value	1,491,495,407.52	1,491,495,407.52	1,494,626,577.84			

	Amount	Percentage
Initial Overcollateralization Amount	381,831,719.47	16.25%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	411,202,350.91	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	387,705,073.71	16.50%
Current Overcollateralization Amount	409,199,252.15	17.41%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	1.150000%	266,448.61	0.606944	100,795,567.34	229.602659
Class A-2A Notes	1.530000%	545,062.50	0.807500	545,062.50	0.807500
Class A-2B Notes	1.191110%	141,444.31	0.628641	141,444.31	0.628641
Class A-3 Notes	1.790000%	427,959.17	0.944722	427,959.17	0.944722
Class A-4 Notes	2.010000%	186,596.34	1.060833	186,596.34	1.060833
Total		**1,567,510.93**		**$102,096,629.66**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**2,232,241,333.50**	**2,232,241,333.50**	**2,159,079,747.45**

Available 2017-A Collections	
Lease Payments Received	81,510,623.77
Net Sales Proceeds-early terminations (incl Defaulted Leases)	23,132,649.81
Net Sales Proceeds-scheduled terminations	1,359,447.66
Excess wear and tear included in Net Sales Proceeds	14,960.54
Excess mileage included in Net Sales Proceeds	97,520.59
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	10,121.29
Total Available Collections	**106,012,842.53**

Distribution on the Exchange Note		
(1) Total Servicing Fee		3,916,212.87
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(2.02%)	2,379,817.29
(3) Exchange Note Principal Distributable Amount		99,716,812.37
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		0.00
Total Distribution		**106,012,842.53**

Available Funds ABS Notes	
Total Exchange Note Payments	102,096,629.66
Reserve Account Draw Amount	0.00
Total Available Funds	**102,096,629.66**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,567,510.93
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	100,529,118.73
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	0.00
Total Distribution	**102,096,629.66**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	3,916,212.87	3,916,212.87	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,567,510.93	1,567,510.93	0.00
thereof on Class A-1 Notes	266,448.61	266,448.61	0.00
thereof on Class A-2A Notes	545,062.50	545,062.50	0.00
thereof on Class A-2B Notes	141,444.31	141,444.31	0.00
thereof on Class A-3 Notes	427,959.17	427,959.17	0.00
thereof on Class A-4 Notes	186,596.34	186,596.34	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,567,510.93	1,567,510.93	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	100,529,118.73	100,529,118.73	0.00
Principal Distribution Amount	100,529,118.73	100,529,118.73	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,874,319.30
Reserve Fund Amount - Beginning Balance	5,874,319.30
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	546.53
minus Net Investment Earnings	546.53
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,874,319.30
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	546.53
Net Investment Earnings on the Exchange Note	
Collection Account	9,574.76
Investment Earnings for the Collection Period	10,121.29

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $439M (18.0%), Class A-2A Notes $675M (27.6%), Class A-2B Notes $225M (9.2%), Class A-3 Notes $453M (18.6%), Class A-4 Notes $176M (7.2%), Certificates $474M (19.4%), Total $2,441M (100.0%). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $122,074,866.51, according to Regulation RR.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,349,727,719.47	56,402
Securitization Value beginning of Collection Period	2,349,727,719.47	56,402
Principal portion of lease payments	51,876,328.84	
Terminations- Early	19,811,903.37	
Terminations- Scheduled	0.00	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,473,353.84	
Securitization Value end of Collection Period	2,276,566,133.42	55,889
Pool Factor	96.89%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.91%	7.91%
Weighted Average Remaining Term (months)	23.54	22.66
Weighted Average Seasoning (months)	13.49	14.34
Aggregate Base Residual Value	1,737,055,942.00	1,719,399,846.03
Cumulative Turn-in Ratio		84.02%
Proportion of base prepayment assumption realized life to date		140.60%
Actual lifetime prepayment speed		0.47%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	2,274,758,673.23	55,850	99.92%
31-60 Days Delinquent	1,528,783.52	34	0.07%
61-90 Days Delinquent	278,676.67	5	0.01%
91-120 Days Delinquent	0.00	0	0.00%
Total	2,276,566,133.42	55,889	100.00%

Delinquency Trigger		**4.281%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.012%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,384,419.53	36	1,384,419.53	36
Liquidation Proceeds	1,474,994.20		1,474,994.20	
Recoveries	.00		.00	
Principal Net Credit Loss / (Gain)	(90,574.67)		(90,574.67)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.047)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.047)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	(0.004)%
Average Net Credit Loss / (Gain)	(2,515.96)

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	19,900,837.68	476	19,900,837.68	476
Sales Proceeds and Other Payments Received	21,739,871.95		21,739,871.95	
Residual Loss / (Gain)	(1,839,034.27)		(1,839,034.27)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.954)%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	(0.954)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	(0.078)%
Average Residual Loss / (Gain)	(3,863.52)